Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
November 14, 2006
VIA EDGAR AND HAND DELIVERY
Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549-7010

Re:	US BioEnergy Corporation- Registration Statement on Form S-1 (File No. 333-136279)
Ladies and Gentlemen:
          On behalf of US BioEnergy Corporation, a South Dakota corporation (the “Company”), we transmit herewith for filing under the Securities Act of 1933, as amended, Amendment No. 5 to the Company’s Registration Statement on Form S-1, filed with the Commission on August 3, 2006 (File No. 333-136279), as amended on September 20, 2006 by Amendment No. 1 to the Registration Statement, as amended on September 26, 2006 by Amendment No. 2 to the Registration Statement, as amended on October 27, 2006 by Amendment No. 3 to the Registration Statement, as amended on November 9, 2006 by Amendment No. 4 to the Registration Statement (the “Registration Statement”). Enclosed is a copy of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed.
          Amendment No. 5 has been updated to include the Company’s results as of and for the nine months ended September 30, 2006. In addition, Amendment No. 5 reflects that the Company has recently entered into an Amendment No. 1, effective as of March 31, 2006, to the Ethanol Sales and Marketing Agreement (the “Master Agreement”), dated March 31, 2006, between the Company and Provista Renewable Energy Marketing, LLC (formerly known as United Bio Energy Fuels, LLC, “Provista”), which was filed as exhibit 10.22 to the Registration Statement and is being refiled in its entirety with Amendment No. 5. Exhibit 10.22 is subject to a pending confidential treatment request application filed by the Company. The Company is not seeking confidential treatment for any of the terms of the Master Agreement that are being amended by Amendment No. 1 thereto.
          If you have any questions or comments in connection with Amendment No. 5, please contact the undersigned at (312) 407-0816 or Richard C. Witzel, Jr. at (312) 407-0784.

Very truly yours,
/s/ Brian W. Duwe

cc:	Melissa N. Rocha
(Securities and Exchange Commission)
Alfred P. Pavot, Jr.
(Securities and Exchange Commission)
Pamela A. Long
(Securities and Exchange Commission)
Greg S. Schlicht
(US BioEnergy Corporation)
Paul L. Choi
(Sidley Austin LLP)

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